767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

November 5, 2021

VIA EDGAR TRANSMISSION

Julie Griffith

Staff Attorney

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Partners, LLC

Draft Registration Statement on Form S-1

Submitted September 1, 2021

CIK No. 0001880661

Dear Ms. Griffith:

On behalf of our client, TPG Partners, LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 28, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001880661) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Confidential Draft Registration Statement on Form S-1 submitted September 1, 2021

Market, Industry and Certain Other Information, page ii

1.

We note from your disclosure on page ii that your prospectus includes industry and market data obtained from sources outside the company. To the extent that you have relied on any reports or studies that you commissioned from third party sources to support your disclosure, please provide the consents of these third parties with your next amendment or tell us why you believe that you are not required to do so. Further, we remind you that you may not disclaim liability for the contents of the prospectus.

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 2

The Company respectfully informs the Staff that it did not commission any reports or studies from third party sources for use in connection with the Registration Statement, including those that are referenced in the prospectus. The Company has revised the disclosure on page ii in response to the above comment.

Prospectus Summary, page 1

2.	Please provide a graphic in the Summary to illustrate the company’s organizational structure prior to the restructuring, in addition to the organizational chart on page 16.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 18 accordingly.

3.	Balance the disclosure concerning the company’s growth on pages two and three of the Summary by explaining that past performance is not always predictive of future growth.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 181, 182 and 193 accordingly.

4.

Please briefly describe here what you mean by alternative asset manager. Please provide us with support for your statement that you have delivered superior risk-adjusted returns or revise to state that as a belief. Similarly provide us support for your statement that you have a distinctive approach and innovative platforms, or revise to state those as beliefs as well.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii, 1, 4, 136, 180 and 182 accordingly.

Risk Factors, page 24

5.

Provide a separate risk factor to explain what sectors the company has invested in China, including the risks associated with doing a particular type of business under Chinese government regulation. In addition, address the risks to the company of investing in companies with significant operations in China, and disclose the relative importance of operations in China to the company.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 accordingly.

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 3

6.

In your discussion of regulatory initiatives in jurisdictions outside the United States on page 87, please provide additional information regarding what portion of the company’s business is conducted in Hong Kong, and the degree to which the company’s funds and funds’ portfolio companies have personnel or assets located in Hong Kong that could be impacted by The National Security Law.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 94 accordingly.

7.

In the section devoted to risks related to your industry, please provide a discussion of environmental and climate risks related to the company’s business, or tell us why you do not believe such risks are material. To the extent that you believe investors in the securities offered may be impacted by climate related events, including, but not limited to, an increase in catastrophic events related to climate change, or existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks in greater detail. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and 86 accordingly.

The historical returns attributable our funds, page 33

8.

We note you discuss that general market conditions may have impacted your funds’ returns. Please discuss recent market conditions and how that is impacting your investments, so that investors may assess the risk of any change in current market conditions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38 accordingly.

Our funds invest in companies that are based outside of the United States, page 36

9.

We note your disclosure here that your funds invest in some companies based outside the United States. Please include disclosure in this risk factor of the countries outside the United States where your funds invest in companies, or the highest concentration of your investment in companies in particular countries, based on materiality, so that investors may assess the risk.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 41 accordingly.

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 4

Our amended and restated certificate of incorporation, page 71

10.

We note the disclosure that your amended and restated certificate of incorporation also provides that, unless you consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act. As to this, please also disclose here that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In that regard, please clarify as to that provision, there is uncertainty as to whether a court would enforce such provision and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 76 and 266 accordingly.

Use of Proceeds, page 103

11.

We note your reference at the top of page 5 to the company’s strategy of acquisitive growth. We further note the disclosure on page 103 that certain of the offering proceeds will be used for general corporate purposes. If you have any current plans for additional acquisitions, please disclose them here, or clarify that you have no current acquisition plans. Refer to Item 4 of Form S-1 and Item 504 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and confirms that it has no plans to announce or consummate any material additional acquisitions in the near future. The Company has revised the disclosure on pages 22 and 110 in response to the above comment.

12.

We note the disclosure regarding the Use of Proceeds to purchase Common units either from certain existing owners of TPG Operating Group and to acquire newly issued Common Units in a primary contribution. Please clarify what is meant by the “newly acquired Common Units,” and if that relates to steps in the Reorganization.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 101 and 110 accordingly.

Unaudited Pro Forma Non-GAAP Balance Sheet Measures, page 125

13.

Please revise your disclosure of the non-GAAP measure of Net Book Value to provide a reconciliation from the corresponding GAAP amounts to the disclosed amounts for each of the individual components of total book assets and total book liabilities.

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 5

The Company respectfully acknowledges the Staff’s comment. The Company has reconciled total book assets and total book liabilities to the corresponding GAAP amounts, including the individual components of each measure, and has reconciled Net Book Value to total equity. Please refer to pages 134 and 135 for the revised disclosure.

The Rise of Growth-Oriented Investing

Assets Under Management CAGR, page 179

14.

Please clarify what the table showing the percentages is intended to show. Also, please do not use compound annual growth rate without also providing the year to year data. Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented. Similarly revise the chart at page 180, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 189, 190 and 191 accordingly.

Regulation under the Investment Company Act, page 203

15.

Please provide us with information and analysis under Section 3 of the Investment Company Act of 1940 (“1940 Act”) with respect to whether the Company is an investment company within the meaning of the Act. As part of the response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets are held by the Company are “investment securities” for the purposes of Section 3 of the 1940 Act, as well as identifying the percentage of the value of the Company’s total assets that are “investment securities.” As part of your response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management for further review.

The following is an analysis of the status of the Company under the 1940 Act. As described more fully below, on a pro forma basis after giving effect to the Reorganization (as defined in the Registration Statement), based on the value1 of the Company’s assets as of June 30, 2021, as well as the nature of the Company’s operations, the Company is not an investment company under Section 3 of the 1940 Act. All terms used in this response that are defined in the 1940 Act have the meanings ascribed to them therein.

[1]

For purposes of this response, all asset values have been calculated in accordance with the requirements of the 1940 Act, and therefore may differ from values reported in the Company’s financial statements prepared in accordance with generally accepted accounting principles. In addition, this analysis reflects, as of the date hereof, the expected structure of the TPG Operating Group after the Reorganization. The Company does not expect that any changes to the post-Reorganization structure would have a material impact on the analysis contained herein. The Company will notify the Staff if any changes result in such material impact.

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 6

Following the Reorganization, the Company will be a holding company and its only business will be to act as the owner of the entities serving as the general partner of the three limited partnerships comprising the TPG Operating Group (collectively, the “Operating Partnerships”). The Company’s only material assets will be its indirect ownership (through wholly-owned intermediate holding companies) of such general partner interests and Common Units in the Operating Partnerships. The Operating Partnerships own and control TPG’s operating subsidiaries. In its capacity as the sole indirect owner of the entities serving as the general partner of the Operating Partnerships, the Company will indirectly control all of the TPG Operating Group’s business and affairs.

The Operating Partnerships primarily own: (i) generally 100%2 of the interests in TPG’s management companies, broker-dealer and related entities (collectively, the “TPG Operating Companies”); (ii) controlling interests in the general partners and managing members (collectively, the “General Partners”) of TPG-sponsored pooled investment vehicles (the “TPG Funds”); and (iii) limited partner and similar interests in certain TPG Funds (the “TPG Co-Investments”), interests in certain special purpose acquisition companies sponsored by TPG (the “SPACs”) and minority investments in certain other asset management businesses and funds (such minority investments, together with the TPG Co-Investments and the SPAC interests, the “Other Investments”).

Legal Background

Section 3(a)(1) of the 1940 Act states that the Company may be deemed an investment company if it:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Primary Engagement Test”);

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “40% Test”).

[2]	One management company will be owned 50% by an Operating Partnership.

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 7

Notwithstanding Section 3(a)(1)(C), pursuant to Section 3(b)(1) of the 1940 Act, the Company would not be deemed an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities (the “3(b)(1) Exemption”).

Analysis

Primary Engagement Test

The Company is a global alternative asset manager, and is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities.

In determining whether a company is engaged primarily in an investment company business, the SEC and U.S. courts historically have considered the following five factors (the “Tonopah Factors”): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income.3 Generally, the last two factors have been considered the most important, although all facts and circumstances should be analyzed, and the other factors may, depending on the circumstances, outweigh the asset and/or income tests.4

Historical Development – The Company’s business was founded in 1992 and since that time, it has been consistently engaged primarily as a global alternative asset manager.

Public Representations of Policy – Since its formation, TPG has consistently held itself out as a global alternative asset manager and not as an investment vehicle. As disclosed on page 1 of its prospectus, “[w]e are a leading global alternative asset manager with approximately $108 billion in assets under management as of June 30, 2021. We have built our firm through a 30-year history of successful innovation and organic growth. We have delivered attractive risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of both the alternative asset management industry and the global economy.”

Activities of Officers and Directors – As an asset manager, the Company’s officers, directors and employees spend the vast majority of their time engaging in and supervising investment management activities on behalf of firm clients (i.e., the TPG Funds and other accounts), including sourcing potential investments, conducting due diligence, executing investment transactions and managing investments. Company personnel are also heavily engaged in raising capital from and maintaining relationships with TPG Fund investors.

[3]	See Tonopah Mining Company of Nevada, 26 S.E.C. 426, 427 (1947).
[4]	See, e.g., SEC v. National Presto Industries, 2007 U.S. App. LEXIS 11345 (7th Cir. 2007).

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 8

Nature of Present Assets – In considering the nature of a company’s present assets and the sources of its present income (discussed below), the SEC has stated that generally, if a company has no more than 45% of its assets invested in investment securities and derives no more than 45% of its after-tax income from investment securities, it will not be regarded as being primarily engaged in an investment business.5 As of June 30, 2021, on a pro forma basis after giving effect to the Reorganization, approximately 6% of the TPG Operating Group’s consolidated total assets consisted of investment securities. A more detailed discussion of the Company’s and the TPG Operating Group’s holdings of investment securities is provided in the analysis of the Company’s 40% Test below.

Sources of Present Income – For the 12-month period ended June 30, 2021, on a pro forma basis after giving effect to the Reorganization, substantially all of the TPG Operating Group’s consolidated after-tax income was derived from: (i) management fees; (ii) performance allocations; (iii) investment income from investments as General Partner in the TPG Funds; (iv) investment income from TPG Co-Investments and Other Investments; (v) compensation the Company’s broker-dealer or related subsidiaries receive for various capital markets services; and (vi) expense reimbursements. The investment income from (iv) above, which is the only category that may be deemed derived from investment securities, constituted significantly less than 45% of the total.

The Company strongly believes that an analysis of the Tonopah Factors leads to the conclusion that it is not an investment company under the Primary Engagement Test of Section 3(a)(1)(A) of the 1940 Act.

Section 3(a)(1)(B)

The Company is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has never been engaged in such business and has no such certificate outstanding. Therefore, the Company is not an investment company under Section 3(a)(1)(B) of the 1940 Act.

[5]	See, e.g., Rule 3a-l Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979) and Financial Funding Group, Inc., SEC No-Action Letter (Mar. 3, 1982).

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 9

40% Test

The 40% Test is performed on an unconsolidated basis. Therefore, each subsidiary of the Company must be analyzed separately up the ownership chain. The value of a majority-owned subsidiary that is not itself an investment company generally is treated as “good” (i.e., the securities issued by such subsidiary are not investment securities) for purposes of its parent’s 40% Test. Conversely, the value of a subsidiary that is either not a majority-owned subsidiary or that is an investment company generally is treated as “bad” (i.e., the securities issued by such subsidiary are investment securities) for purposes of its parent’s 40% Test.

TPG Operating Companies – The TPG Operating Companies are all majority-owned subsidiaries of the applicable Operating Partnership. The TPG Operating Companies consist of SEC-registered investment advisers that manage the TPG Funds and other accounts, a broker-dealer and related entities, all of which are operating companies involved in TPG’s asset management business and none of which are investment companies under the Primary Engagement Test or the 40% Test. Therefore, the interests in the TPG Operating Companies are not investment securities for purposes of each Operating Partnership’s 40% Test.

General Partners – The General Partners are all majority-owned subsidiaries of the applicable Operating Partnership. The only material asset of each of the General Partners is its respective general partner or similar interest in the applicable TPG Fund through which the General Partner controls the business of the fund and generally earns its performance allocation.6 The SEC and U.S. courts take the position that such interests are not securities (and therefore are not investment securities under the 1940 Act).7 Accordingly, the General Partners are not investment companies under the Primary Engagement Test or the 40% Test, and the interests in the General Partners are not investment securities for purposes of each Operating Partnership’s 40% Test.

[6]

Depending on individual deal structures within a TPG Fund, from time to time TPG may be entitled to receive its performance allocation through a “special limited partner interest.” In such case, the special limited partner interest generally is issued by a special purpose vehicle established by a TPG Fund to hold a particular asset (the “SPV”) to the fund’s General Partner. The SPV will be indirectly controlled by an Operating Partnership (and ultimately the Company), so the Company retains full managerial control of the SPV. Under such circumstances, the Company believes that such special limited partner interests should not be considered a security or an investment security, because the Company controls the SPV (the issuer of the special limited partner interest) and is not investing in such special limited partner interest with the expectation of earning a return solely from the efforts of others. See Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946).

[7]

See, e.g., Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946); Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Colony Realty Partners 1986, L.P., SEC No-Action Letter (Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); and FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 10

Other Investments – In accordance with private equity industry practice and in an attempt to align its interests with those of third-party investors in the TPG Funds, the Company generally makes investments in the TPG Funds through the relevant General Partner as well as through TPG Co-Investments. The TPG Co-Investments represent additional investments in TPG Funds and are in addition to (and not in lieu of) those made through the applicable General Partner. While the TPG Co-Investments could have been made through the General Partners, they were made separately for a variety of administrative, tax and other business reasons. Because the TPG Co-Investments are all in TPG Funds that the Company and the Operating Partnerships indirectly control through the General Partners, similar to the analysis of special limited partner interests discussed in footnote 6 above, the Company believes such interests should not be viewed as investment securities. However, solely for purposes of this response, the Company has assumed that the TPG Co-Investments, as well as the remaining Other Investments, are investment securities for purposes of each Operating Partnership’s 40% Test.

Operating Partnerships – As of June 30, 2021, on a pro forma basis after giving effect to the Reorganization, investment securities comprised approximately 14%, 2% and 29%, respectively, of each Operating Partnership’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Therefore, each Operating Partnership is not an investment company under the 40% Test. In addition, no Operating Partnership is an investment company under the Primary Engagement Test based on the analysis of the Tonopah Factors discussed above.

The Company – As of June 30, 2021, on a pro forma basis after giving effect to the Reorganization, substantially all of the assets of the Company consisted of its indirect ownership (through wholly-owned intermediate holding companies) of (i) 100% of the general partner interests in each Operating Partnership and (ii) Common Units of the Operating Partnerships. Because the Company (through its general partner interest) controls each Operating Partnership, and because each Operating Partnership is not an investment company, the Company’s interests in the Operating Partnerships are not investment securities. Therefore, as of June 30, 2021, on a pro forma basis after giving effect to the Reorganization, the Company held no investment securities on an unconsolidated basis. As a result, the Company is not an investment company under the 40% Test.

The 3(b)(1) Exemption

Because the Company is not an investment company under the Primary Engagement Test or the 40% Test, it does not need to rely on any exemptions contained in the 1940 Act. However, even if the Company was deemed an investment company under the 40% Test, it believes it qualifies for the 3(b)(1) Exemption. In determining whether an issuer is eligible for the 3(b)(1) Exemption, the SEC and U.S. courts typically look to the Tonopah

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 11

Factors.8 For the reasons mentioned above in the discussion of the Primary Engagement Test, the Company believes it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an investment company.

General

16.

Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Rule 163B, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, will have presented to potential investors in reliance on Rule 163B of the Securities Act.

17.

Please provide us with mock-ups of pages that include any additional pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.

The Company respectfully acknowledges the Staff’s comment and has included in this submission the additional pictures and graphics being used by the Company, including the corresponding captions.

[8]	See, e.g., Managed Futures Association, SEC No-Action Letter (July 15, 1996).

Ms. Griffith Securities and Exchange Commission November 5, 2021 Page 12

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8050.

Sincerely yours,

/s/ Michael B. Hickey
Michael B. Hickey
Weil, Gotshal & Manges LLP

cc:	Jon Winkelried

Chief Executive Officer

TPG Partners, LLC

Bradford Berenson

General Counsel

TPG Partners, LLC